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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  *

Name of Issuer: Med/Waste, Inc.

Title of Class of Securities:  Common Stock, par value $.001

CUSIP Number:  583 921 101

          (Name, Address and Telephone Number of Person
       Authorized To Receive Notices and Communications)

        Mr. Ronald Eubel, c/o Eubel Brady & Suttman Asset
    Management, Inc., 7777 Washington Village Drive, Ste. 210
               Dayton, Ohio 45459, (937) 291-1223


     (Date of Event which Requires Filing of this Statement)

                        December 9, 1997

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO. 583 921 101

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Ronald L. Eubel

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6.  Citizenship or Place of Organization

         United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:


8.  Shared Voting Power:

         778,367

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

         778,367

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         778,367

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares




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13. Percent of Class Represented by Amount in Row (11)

         12.8%

14. Type of Reporting Person

         IN














































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CUSIP No. 583 921 101

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Mark E. Brady

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


6.  Citizenship or Place of Organization

         United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:


8.  Shared Voting Power:

         778,367

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

         778,367

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         778,367

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares




                                4



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13. Percent of Class Represented by Amount in Row (11)

         12.8%

14. Type of Reporting Person

         IN














































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CUSIP No. 583 921 101

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Robert J. Suttman, II

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.   x

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         778,367

9.  Sole Dispositive Power:


10. Shared Dispositive Power:

         778,367

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         778,367

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares






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13. Percent of Class Represented by Amount in Row (11)

         12.8%

14. Type of Reporting Person

         IN














































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Item 1.  SECURITY AND ISSUER

         This statement relates to shares of common stock, par value $.001 (the "Common Stock"), of Med/Waste, Inc. (the "Company"). The Company's principal executive office is located at 3890 NW 132nd St., Suite K, Opa Locka, Florida 33054.

         The Reporting Persons' deemed beneficial ownership of Common Stock exists by virtue of ownership of Common Stock of the Company, Convertible Preferred Stock that is convertible, at the option of the holder, into Common Stock of the Company (the "Convertible Preferred Stock") and Warrants that are convertible, at the option of the holder, into Common Stock of the Company (the "Warrants").

Item 2.  IDENTITY AND BACKGROUND

         This statement is being filed on behalf of Ronald L. Eubel, Mark E. Brady and Robert J. Suttman, II (the "Reporting Persons"). The principal business of each of the Reporting Persons is to act as investment adviser. The Reporting Persons are the general partners of EBS Partners, L.P., an investment partnership, and the principals of Eubel Brady & Suttman Asset Management, Inc., a registered investment adviser ("EBS"), which serves as the general partner of EBS Microcap Partners, L.P. (together with EBS Partners, L.P., the "Partnerships"). The principal office of each Reporting Person is at 7777 Washington Village Drive, Ste. 210, Dayton, Ohio 45459.

         None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         The Reporting Persons are citizens of the United States of America.







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Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As of the date hereof, the Reporting Persons are deemed to beneficially own 778,367 shares of Common Stock (of which 528,212 shares are represented by 22,450 shares of Convertible Preferred Stock convertible into 528,212 shares of Common Stock and 8,784 shares are represented by Warrants to purchase 8,784 shares of Common Stock). All such Common Stock, Convertible Preferred Stock and Warrants are held by the Partnerships or managed accounts over which EBS or the Reporting Persons have investment discretion (the "managed accounts"). The Common Stock, Convertible Preferred Stock and Warrants were purchased in three offerings for an aggregate price of $3,120,000. The funds for the purchase of the Common Stock, Convertible Preferred Stock and Warrants held in the Partnerships came from capital contributions to the Partnerships by its general and limited partners. The funds for the purchase of Common Stock, Convertible Preferred Stock and Warrants held in the managed accounts came from each such account's own funds. No funds were borrowed to finance any of the purchases.

Item 4.  PURPOSE OF TRANSACTIONS.

         The Common Stock, Convertible Preferred Stock and
         Warrants deemed to be beneficially owned by the Reporting Persons were acquired for, and are being held for, investment purposes.

         The Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule
         13D.

Item 5.  INTEREST IN SECURITIES OF ISSUER.

         Based on information provided by the Company, as of December 11, 1997 there were 5,542,040 shares of Common Stock outstanding. As noted above, the Reporting Persons are deemed to beneficially own 778,367 shares of Common Stock (of which 528,212 shares are represented by 22,450 shares of Convertible Preferred Stock convertible into 528,212 shares of Common Stock and 8,784 shares are represented by Warrants to purchase 8,784 shares of Common Stock). While the Reporting Persons, on behalf of the Partnerships and the managed accounts, committed to purchasing either Convertible Preferred Stock or a combination of Common Stock and Warrants on September 30 and October 31, the amount of Convertible Preferred Stock or Common Stock and Warrants to be purchased in


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         those transactions did not become fixed until
         December 9, 1997. Therefore, the Reporting Persons were not deemed to be the beneficial owners of any Common
         Stock until December 9, 1997.

         Assuming conversion of the Convertible Preferred Stock and Warrants, each of the Reporting Persons is therefore deemed to beneficially own 12.8% of the outstanding shares of Common Stock. As to any Common Stock obtained by the Reporting Persons through open-market purchases, conversion of the Convertible Preferred Stock or Warrants or otherwise, the Reporting Persons would have the shared power to dispose of, direct the disposition of or vote the Common Stock.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None of the Reporting Persons has any contract, arrangement, understanding or relationship with any person with respect to the Common Stock, Convertible
         Preferred Stock and Warrants.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Attached hereto as Exhibit A is a description of the transactions in the Common Stock, Convertible Preferred Stock or Warrants that were effected by the Reporting Persons during the 60 days prior to December 9, 1997 through the date of this filing.























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         Signature

         The undersigned, after reasonable inquiry and to the best of its knowledge and belief, certifies that the information set forth in this statement is true, complete and correct.


December 22, 1997

                                  /s/ Ronald L. Eubel
                                  _________________________
                                       Ronald L. Eubel

                                  /s/ Mark E. Brady
                                  __________________________
                                       Mark E. Brady

                                  /s/ Robert J. Suttman, II
                                  __________________________
                                       Robert J. Suttman, II































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                         AGREEMENT

         The undersigned agree that this Schedule 13D dated

December 22, 1997 relating to the Common Stock of Med/Waste,

Inc. shall be filed on behalf of the undersigned.



                                  /s/ Ronald L. Eubel
                             _________________________________
                                       Ronald L. Eubel


                                  /s/ Mark E. Brady
                             _________________________________
                                      Mark E. Brady


                                  /s/ Robert J. Suttman, II
                             _________________________________
                                      Robert J. Suttman, II



























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                         EXHIBIT A

                 SCHEDULE OF TRANSACTIONS

                                        Price per Share of Common
Date               Common Stock or      Stock or Convertible
                   Equivalent Common    Preferred Stock
                   Stock Purchased      (Not Including
                                        Commission)
 ____              _______________      ______________________

12/9/97            528,212*             $4.25

12/9/97            241,371               3.625

12/9/97              8,784**               **

-------------
* Purchase of Convertible Preferred Stock. Amount shown is the number of shares of Common Stock into which the Convertible
Preferred Stock can be converted.

** Warrants that provide the holder the right to purchase 8,784 shares of Common Stock at $3.625 per share.





























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00843001.AB2